UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 19, 2018

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated December 19, 2018, regarding the change in Management (Marketing).

Istanbul, December 19, 2018

Change in Management (Marketing)

Ömer Barbaros Yiş, serving as Consumer Marketing Director in our company, in addition to his existing role, will serve as the acting Executive Vice President of Marketing, effective as of December 18, 2018.

Ömer Barbaros Yiş graduated from Koç University with a double major in Business Administration and Economics and received his master’s degree in Economics from Universitat Autonoma De Barcelona. Having started his career in 2006 as Corporate and Consumer Pricing Specialist in Turkcell, he held various Senior Product Manager roles in the marketing department. From 2010 to 2013, he continued his career as the Global Telecom Industry Director in Peppers & Rogers Group. In 2013, he served as Existing Customer Management Director, Premium Segment Customer Management Director and Fixed Products Revenue Management Director at Turk Telekom. He has been working at Turkcell since 2017. After serving as Strategic and Focused Marketing Director, he has assumed Consumer Marketing Director role. In addition to his existing role, he will also serve as the acting Executive Vice President of Marketing, effective as of December 18, 2018.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: December 19, 2018	By:	/s/ Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Investor Relations and Mergers & Acquisitions Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: December 19, 2018	By:	/s/ Osman Yılmaz
	Name:	Osman Yılmaz
	Title:	Chief Financial Officer